

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Zachary Lee Prince
Chief Executive Officer
BlockFi Inc.
201 Montgomery Street, Suite 263
Jersey City, NJ 07302

> **Re: BlockFi Inc.**
> **Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3**
> **Filed April 4, 2022**
> **File No. 022-29100**

Dear Mr. Prince:

We have limited our review of your application to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3

General

1.   Please provide us with your analysis that the transaction is exempt from registration pursuant to Section 3(a)(9) of the Securities Act, and please accompany your analysis with an opinion of counsel. Please also provide an opinion of counsel that the assumption by BlockFi Inc. of BlockFi Lending's obligations under the BlockFi Interest Accounts and the addition of a new obligor are not sales pursuant to Section 2(a)(3) of the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Finance